Filed By Merix Corporation
Pursuant to Rule 425 Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Merix Corporation
Commission File No. 1-33752

Merix Q&A
[POSTED ON MERIX INTRANET 10-8-09]

General
What are the terms of the agreement?
Approximately 98 percent of holders of Merix’s $70 million convertible senior subordinated notes due 2013 have agreed to transfer their notes in exchange for approximately 1.4 million newly issued Viasystems shares plus a total cash payment of approximately $35 million. Following the merger transaction, existing Viasystems shareholders will own approximately 80.5 percent of the combined company, and Merix stock and convertible note holders will own approximately 19.5 percent.

What regulatory approvals are required?
As in all transactions, time is required between the announcement of the deal signing and the deal closure.  And, of course, the merger must be approved by Merix stockholders.

Viasystems will be registering new stock with the Securities and Exchange Commission on Form S-4. The timing of this registration is unpredictable, because the SEC may require a lengthy review process. However, we will move as expeditiously as possible, and are optimistic that we can complete the merger by the end of the calendar year 2009.

Is the offer contingent on Viasystems obtaining any type of debt financing?
Yes.  However, we have obtained a commitment from Wells Wachovia

When do you expect the transaction to close?
We expect to close the merger by the end of the calendar year 2009.

What is Viasystems planning to do with Merix?    Will Viasystems invest in growing the business?
The merger of Viasystems and Merix creates a world-class company.   The complementary match up of market segments, customers and manufacturing capabilities creates positive synergies for our PCB and Electro-Mechanical Solutions businesses on a global basis.

This combination will allow Merix to expand its offering for its customers and grow its revenues.

What will Merix look like going forward?
Upon completion of the transaction, Merix will become a wholly-owned subsidiary of Viasystems.

Will the name of the company remain the same?
The combined company will operate under the name Viasystems.

Who will lead Merix?
Following the close of the transaction, Viasystems’ Board of Directors will consist of 12 total members of which three members will be designated by Merix and nine members will be designated by Viasystems.  The combined company will be led by Viasystems’ current Chief Executive Officer, David Sindelar and will be headquartered in St. Louis, Missouri.

Does Merix need shareholder approval to close the deal?
Yes, of course.

Why would the board willing to sell at this price?
We think the terms agreed upon are supported by the value of Merix.   The merger of the two companies creates a world-class company offering an excellent strategic fit and providing shareholders a tremendous value.   The complementary match up of market segments, customers and manufacturing capabilities creates positive synergies and accelerates the value proposition for both our PCB businesses on a global basis as well as adds Electro Mechanical Assembly to the “tool box.”  In addition, it provides the scale and infrastructure to allow accelerated market penetration with significant incremental investment – and likely a cost savings.  We think shareholders will find that potential appealing.

If the deal falls through is the Merix’s Board of Directors committed to selling the company?
I don’t want to speculate on what might happen in the future – right now we’re focused on the successful conclusion of this merger.

What are the underlying benefits of the merger for Merix’s business?
First, this merger expands both companies’ large and diversified customer bases—that will be further leveraged with Viasystems’ scale and technology capabilities.  We will also benefit from a broader global presence.  Viasystems is primarily a high-volume producer in China.  Merix, on the other hand, has substantial North American quick-turn and high volume production capabilities.  These North American assets will better enable market penetration and expansion into the growing Aerospace and Defense industries. Certainly, we expect to add volume and bring operating efficiencies to many of these operations.

Were there any other offers considered?

Yes, Merix explored several strategic alternatives. Viasystems had the highest bid and the best strategic fit.

Who should I contact regarding my stock certificate(s)?
It is not necessary to contact anyone at this time.  Shareholders will receive the necessary information in the mail.

What does this transaction mean to Beaverton and other communities Merix operates in?
We expect the impact on jobs to be minimal.  We do not foresee much in the way of changes for the Oregon and California plant operations and a management presence will remain in Beaverton, as well.  That said, we will continue to review all aspects of both companies to integrate them in a way that makes sense.

Merix Employees

Why did Merix take this step?
We are always looking for ways to help strengthen our business and enable our growth, including strategic mergers and acquisitions.   We have also been exploring ways to accelerate our value proposition.   This transaction does that.

The merger of the two companies creates a world-class company offering an excellent strategic fit and providing our customers with tremendous value and ensures sustainable, profitable growth for the company and a more secure future for you.  The complementary match up of market segments, customers and manufacturing capabilities creates positive synergies and accelerates the Value Proposition for both our PCB businesses on a global basis as well as adds Electro Mechanical Assembly to the “tool box.”  In addition, it provides the scale and infrastructure to allow accelerated market penetration with significant incremental investment – and likely a cost savings.

Will Merix be closing its office in Oregon?
We expect to maintain a management presence in Oregon – the final details have not yet been decided.

Will Merix be closing any plants?
No, there are no plans to close any plants.

That said, we will continue to review all aspects of both companies and to integrate them in a way that makes sense.

Will Merix move?
Merix is maintaining the operations in California, Oregon and China.  The corporate headquarters will be in St. Louis and we expect to maintain an administrative presence in Oregon – the final details have not yet been decided.

Will executives receive any special compensation package as result of the sale?
No.  Merix executives will receive whatever change-in-control compensation they are due in their current compensation contracts.

Viasystems is twice our size. Does it change the company’s mission?
No. In fact, the transaction is fully in line with our mission of developing quality products and serving our customers while maximizing value for our customers, employees, shareholders and suppliers. A deal such as this one will serve all of our constituencies well.

Will the combined company offer the same employee benefits we are currently receiving?
There are no immediate plans to change benefits.

Merix has a history of providing a comprehensive benefits package to its employees and fully expects it will continue to do so.

How will this transaction impact my job and benefits?
We expect the impact on jobs to be minimal. The focus remains on manufacturing quality boards and exceeding customer satisfaction. We do not foresee much in the way of changes for the Oregon, California and China plant operations and a management presence will remain in Oregon, as well.  That said, we will continue to review all aspects of both companies to integrate them in a way that makes sense.

Will Merix employees retain their years of service?
Merix employee years of service will carry over.

What kind of regular communication can employees expect as the transition occurs?
Merix understands the importance of communicating with its employees and that frequent interaction is required as we move through the transition period to the deal close and beyond. Merix will utilize its intranet, e-mail, manager meetings, and employee meetings, as we proceed in the next weeks/months.

Merix Customers/Partners/Suppliers

How will my business be affected?
We entered into this agreement precisely because of the benefits it will bring to our customers.  This deal positions Viasystems as one of the Top 10 Global PCB Manufacturers in a $50 billion industry.  The merger brings together best-in-class PCB manufacturing, combining Viasystems’ high volume and quick turn capabilities in China with Merix’ quick turn and prototyping capabilities in the US.  The complementary match up of market segments, customers and manufacturing capabilities creates positive synergies and accelerates the Value Proposition for both our PCB businesses on a global basis as well as adds Electro Mechanical Assembly to the “tool box.”

In addition, it strengthens our engineering capabilities in each region of the world to assist you in bringing products to market faster --  with enhanced prototyping and quick-turn capabilities – and we will now provide a full-service solution that includes quick-turns, prototyping and high-technology volume production in both China and North America.

Will current contracts remain effective and unchanged?
There are no plans to change any existing agreements.

Who will be our primary contact going forward?
You can plan on working with the same representatives that your organization is most comfortable interacting with today.

Does the change result in any changes in production schedules, or other logistics?
No, there will be no immediate change in production or logistics. Ultimately, our objective is to continue to improve our customer services.

Will the new company demonstrate the same level of commitment to INNOVATION?
Yes. We entered into this agreement precisely because of the benefits it will bring to our customers.  This deal positions Viasystems as one of the Top 10 Global PCB Manufacturers in a $50 billion industry and brings together best-in-class PCB manufacturing - combining Viasystems’ high volume and quick turn capabilities in China with Merix’ quick turn and prototyping capabilities in the US.

It strengthens our engineering capabilities in each region of the world to assist you in bringing products to market faster --  with enhanced prototyping and quick-turn capabilities – and we will now provide a full-service solution that includes quick-turns, prototyping and high-technology volume production in both China and North America.

You will continue to see the same high level of quality, customer service and technology and engineering expertise that you have come to expect.

Financial (Merix)

How long have you been in discussions with Viasystems?
For several months.

How did they arrive at this price?
We think the price they are paying for Merix is supported by our value.  The merger of Viasystems and Merix creates a powerful world-class company.   The complementary match up of market segments, customers and manufacturing capabilities creates positive synergies for both our PCB businesses on a global basis.

Did you receive other offers?

Yes, Merix explored several strategic alternatives. Viasystems had the highest bid and best strategic fit.

Is there a possibility of another bid surfacing?
There’s always a possibility.

How can you justify the price you received given your performance/earnings?
Viasystems justified the price by making the offer.  We think the price they’re paying for Merix is supported by our value, and that’s why we accepted it.  The merger of Viasystems and Merix creates a world-class company.  The complementary match up of market segments, customers and manufacturing capabilities creates positive synergies for both our PCB businesses on a global basis.

Is there a break-up fee for this deal?  If so, what is it?
Yes.  The break-up fee is $1.3 million plus expenses up to $3.9 million that are payable in certain circumstances.

What happens to Merix’s Management (CEO, COO, CFO)?
The exact make-up of the combined company’s management team is still being determined.  We will give details in the filing of the SEC Registration Statement.

What happens to Merix’s Board of Directors?
There will no longer be an independent Merix Board of Directors, since Merix will be a wholly owned subsidiary of Viasystems. Following the close of the transaction, Viasystems’ Board of Directors will consist of 12 total members of which three members will be designated by Merix and nine members will be designated by Viasystems.

What is the expected range of write-offs related to the deal?
As a result of purchase accounting rules, there may not be any write offs.

What cash flow impact do you project?
At this time it is too early in the process to provide any type of projections.

Is the deal likely to affect debt ratings?
All of Merix’ debt will be eliminated.

Can you detail the cost-savings you see?
Of course – we expect to realize some SG&A savings. From an overall point-of-view, we have estimated a $20 million annualized savings from cost synergies.  Many of these will be realized from the salaries of senior management, and reducing duplicative outside services such as law firms and accounting firms.

How many jobs are likely to be lost?  In what sectors?
We expect any impact at the manufacturing level to be minimal.   There may be some duplication among management.

What is a reasonable forecast for margins?
At this time it is too early in the process to provide any type of projections.

What is your target margin post-merger?
At this time it is too early in the process to provide any type of projections.

# # #

Forward-Looking Statements

Certain statements in this communication may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements relate to a variety of matters, including but not limited to: the operations of the businesses of Viasystems and Merix separately and as a combined entity; the timing and consummation of the proposed merger transaction; the expected benefits of the integration of the two companies; the combined company’s plans, objectives, expectations and intentions and other statements that are not historical fact. These statements are made on the basis of the current beliefs, expectations and assumptions of the management of Viasystems and Merix regarding future events and are subject to significant risks and uncertainty. Investors are cautioned not to place undue reliance on any such forward-looking statements, which speak only as of the date they are made. Neither Viasystems nor Merix undertakes any obligation to update or revise these statements, whether as a result of new information, future events or otherwise.

Actual results may differ materially from those expressed or implied. Such differences may result from a variety of factors, including but not limited to:  legal or regulatory proceedings or other matters that affect the timing or ability to complete the transactions as contemplated; the possibility that the expected synergies from the proposed merger will not be realized, or will not be realized within the anticipated time period; the risk that the businesses will not be integrated successfully; the possibility of disruption from the merger making it more difficult to maintain business and operational relationships; the possibility that the merger does not close, including but not limited to, due to the failure to satisfy the closing conditions; any actions taken by either of the companies, including but not limited to, restructuring or strategic initiatives (including capital investments or asset acquisitions or dispositions), developments beyond the companies’ control, including but not limited to, changes in domestic or global economic conditions, competitive conditions and consumer preferences, adverse weather conditions or natural disasters, health concerns, international, political or military developments, and technological developments. Additional factors that may cause results to differ materially from those described in the forward-looking statements are set forth in the Annual Report on Form 10-K of Viasystems, Inc. for the year ended December 31, 2008, which was filed with the Securities and Exchange Commission (“SEC”) on March 30, 2009, under the heading “Item 1A. Risk Factors” and in the Annual Report on Form 10-K of Merix for the year ended May 30, 2009, which was filed with the SEC on July 30, 2009, under the heading “Item 1A. Risk Factors,” and in each company’s other filings made with the SEC available at the SEC’s website, www.sec.gov.

Important Merger Information and Additional Information

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, Viasystems and Merix will file relevant materials with the SEC.  Viasystems will file a Registration Statement on Form S-4 that includes a proxy statement of Merix and which also constitutes a prospectus of Viasystems.  Merix will mail the proxy statement/prospectus to its shareholders.  Investors are urged to read the proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information.  The proxy statement/prospectus and other documents that will be filed by Viasystems and Merix with the SEC will be available free of charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to Merix Corporation, 15725 SW Greystone Court, Suite 200, Beaverton Oregon 97006, Attention: Investor Relations or by directing a request when such a filing is made to Viasystems Group, Inc., 101 South Hanley Road, Suite 400, St. Louis, Missouri 63105, Attention: Investor Relations.

Participants in Solicitation

Viasystems, Merix, their respective directors and certain of their executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction.  Information about the directors and executive officers of Merix is set forth in Merix’s definitive proxy statement, which was filed with the SEC on August 26, 2009.  Information about the directors and executive officers of Viasystems is set forth in the Form 10-K of Viasystems, Inc., which was filed with the SEC on March 30, 2009.  Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus Viaystems and Merix will file with the SEC when it becomes available.